January 17, 2025

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mindy Hooker

Anne McConnell

Re:	Ranpak Holdings Corp.

Form 10-K for Fiscal Year Ended December 31, 2023

Filed March 14, 2024

Form 8-K

Filed March 11, 2024

File No. 001-38348

Dear Ms. Hooker and Ms. McConnell:

This letter sets forth the response of Ranpak Holdings Corp. (the “Company”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated December 19, 2024, relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2023, filed on March 14, 2024 (the “Form 10-K”) and the Company’s Form 8-K, filed on March 11, 2024 (the “Form 8-K”). For the Staff’s convenience, the Staff’s comments are restated in italics prior to each of the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.	Your discussion of changes in cost of goods sold cites multiple factors as impacting your results of operations but provides no quantification of the contribution of each factor. Where one or more factors contribute to material changes in operating results, please revise future filings to describe and explain the underlying reasons for the changes in quantitative and qualitative terms. Refer to the guidance in Item 303(b) of Regulation S-K.

The Company acknowledges the Staff’s comment, and in response, undertakes in future filings and other disclosures, beginning in its Form 10-K for the year ended December 31, 2024, to include an appropriate level of analysis and explanations in quantitative and qualitative terms for those factors that contribute to material changes in operating results. The following is the proposed form of such revised disclosure for 2023, as the Company intends to present the information in its Form 10-K for the year ended December 31, 2024:

Cost of goods sold for 2023 totaled $213.0 million, a decrease of $13.9 million, or 6.1%, compared to $226.9 million in 2022. We have quantified the change in cost of goods sold as follows:

Volume/product mix	0.4%
Production costs	(7.8) %
Foreign currency impacts	1.3%
Total	(6.1) %

The decrease in cost of goods sold was primarily related to lower production costs due to lower material costs, partially offset by higher labor and overhead costs. Production costs include costs from materials, labor and overhead.

Presentation and Reconciliation of GAAP to Non-GAAP Measures, page 33

2.	We note your non-GAAP adjustments for "cloud-based software implementation costs", "SOX remediation costs", and other. Please describe to us, in greater detail, the specific nature of each adjustment and explain how you determined it is appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures since it appears the adjustments may represent normal operating expenses related to your business. This comment is also applicable to disclosures in Earnings Releases filed under Form 8-K.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has considered the guidance set forth in Question 100.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company believes that the expenses reflected in the non-GAAP adjustments for “cloud-based software implementation costs,” “SOX remediation costs,” and “Other” included in the Form 10-K and Form 8-K are expenses that are not typical of normal expenses that the Company incurs in respect of its ongoing operations and, as such, investors would find it useful to see non-GAAP Adjusted EBITDA (“AEBITDA”) adjusted for such atypical, non-operating expenses. The Company’s management believes including these expenses as a non-GAAP adjustment in its non-GAAP AEBITDA presentation provides additional information to investors about trends in the Company’s operations and is useful for period-over-period comparisons. It also allows investors to view the Company’s underlying operating results in the same manner as they are viewed by management.

Cloud-based Software Implementation Costs Non-GAAP Adjustments

As disclosed in the Form 10-K and the Company’s other filings with the Commission, the Company implemented SAP, an enterprise resource planning (“ERP”) system in 2022. The Company advises the Staff that, in addition to the ERP system implementation, the Company implemented a suite of other systems, including a global payroll and human resource system, automated financial close workflow and management system, integrated data fabric and analytic tools, and a customer resource management system. These implementations, in particular the implementation of the ERP system, represented a significant undertaking for the Company in an attempt to modernize and transform the Company’s manufacturing processes, order processing, deliveries, customer support, contract fulfillment, inventory management and accounting and other operations, allowing the Company to better manage the business. The overall undertaking was highly complex and required financial and managerial resources to an extent not previously encountered by the Company and not typical of the resources required by the Company’s ongoing operations.

As a result of the foregoing, the Company advises the Staff that it incurred significant issues and incremental costs related to the implementation of these systems, and that it has included such expenses in its AEBITDA presentation only for the non-recurring third-party professional services and consulting fees related to post-implementation issues experienced by the Company. A particularly significant example of the challenges the Company encountered post-implementation was the inability to initiate, monitor, and complete shipments of products through the systems after launch. Due to the extent and pervasiveness of these issues, the costs required to remedy the systems continued through 2023 and 2024. As these expenses are unrelated to the normal operations and revenue-generating activity of the Company, but specific to the one-time transformational cloud-based software implementation, the Company does not believe that it is inappropriate to show such expenses as a non-GAAP adjustment in its non-GAAP AEBITDA presentation, the stated purpose of which is to provide investors with an understanding of the AEBITDA related to the Company’s revenue-generating activities while enhancing the comparability of the measure in future periods. The implementation of these systems has largely been completed as of the end of fiscal 2024, and the Company does not expect to report further non-GAAP adjustments related to cloud-based software implementation costs following the first half of 2025.

The Company further advises the Staff that it does not adjust for expenses that it would consider to be necessary and a normal part of its operations and revenue-generating activities, such as permanent employee salaries and ongoing training costs and other direct and indirect costs required to operate and maintain its systems, including the ERP system, which are more indicative of an ongoing cost of doing business.

SOX Remediation Costs Non-GAAP Adjustments

As initially disclosed in the Company’s Form 10-K for the year ended December 31, 2022, management identified several material weaknesses in the Company’s internal control over financial reporting related to ineffective general information technology controls (“GITCs”). In particular, management determined that the automated process-level controls and manual controls were not effectively designed, implemented, or operated, which was primarily attributable to the significant system challenges discussed in our response to your question regarding the ‘Cloud-Based Software Implementation’ adjustments. As previously disclosed, the Company has taken steps during 2023 and 2024 to remediate such material weaknesses and has incurred significant incremental third party professional services and consulting fees related to these efforts. As these expenses are unrelated to the normal operations and revenue-generating activity of the Company, but specific to the discrete project to remediate material weaknesses in its internal control over financial reporting, the Company does not believe that it is inappropriate to show such expenses as a non-GAAP adjustment in its AEBITDA presentation, the stated purpose of which is to provide investors with an understanding of the AEBITDA related to the Company’s revenue-generating activities while enhancing the comparability of the measure in future periods. The Company does not expect to report further non-GAAP adjustments related to remediation of these items after the first quarter of 2025.

The Company further advises the Staff that it does not adjust for expenses that it would consider to be necessary and a normal part of its operations and revenue-generating activities, such as expenses associated with maintaining its existing control environment or for ongoing compliance monitoring related to the Company’s controls, which are more indicative of an ongoing cost of doing business.

Other Non-GAAP Adjustments

In 2023, other non-GAAP adjustments of $2.5 million included in the Company’s presentation of AEBITDA are largely comprised of $1.6 million in legal expenses and fees, which were primarily related to the Company’s recently settled patent litigation. This patent litigation occurred over a multi-year period and related to an unusual set of claims by the Company alleging infringement by a specific competitor of one of the Company’s patented machine features, and, as such, does not represent the ongoing or recurring legal expenses of the Company. Although these costs continued through the third quarter of 2024, these costs are not expected to reoccur during the fourth quarter of 2024 or in 2025 as the Company entered into a settlement agreement on such matter during the second quarter of 2024. The Company further notes that the related gain on the settlement of this litigation was also included as a non-GAAP adjustment in the second quarter of 2024. The remaining $0.9 million of other non-GAAP adjustments is comprised of individually insignificant items.

As these expenses and the related gain are unrelated to the normal operations and revenue-generating activity of the Company, but transitory and not operational in nature, the Company does not believe that it is inappropriate to show such expenses as a non-GAAP adjustment in its AEBITDA presentation, the stated purpose of which is to provide investors with an understanding of AEBITDA related to the Company’s revenue generating activities, while enhancing the comparability of the measure in future periods. The Company advises the Staff that it intends to revise its future disclosures to describe, in greater detail, the specific nature of “other” expenses that may be reflected in the Company’s non-GAAP adjustments.

3.	We note you present Non-GAAP Constant Currency Net Revenue and AEBITDA, which also includes an adjustment for constant currency. We also note you calculate these measures by multiplying Euro-derived data by 1.15 to reflect an exchange rate of 1 Euro to 1.15 USD, that you believe is a reasonable exchange rate to use to give a stable depiction of the business without currency fluctuations between periods and approximates the average exchange rate of the Euro to USD over the past five years. Please more fully explain to us why you believe using an average exchange rate over the past five years rather than the actual difference between the exchange rates during the periods presented would be more appropriate and quantify the difference between the rate you used and the actual rates. This comment is also applicable to disclosures in Earnings Releases filed under Form 8-K.

The Company operates in over 50 countries worldwide and more than 50% of the Company’s net revenues and expenses are denominated in non-USD currency (Euros). As the Staff has noted, the Company has historically used an exchange rate of 1 Euro to 1.15 U.S. Dollars (“USD”) in its presentation of non-GAAP constant currency metrics. This is the exchange rate used by management to evaluate the performance of the business across multiple periods without the impact of currency translation. It is, of course, just one piece of information, and supplemental to the Company’s results presented on a GAAP basis. As such, the Company believes that this presentation provides investors with supplemental information that is consistent with how management evaluates the Company’s business performance across multiple periods.

Notwithstanding the foregoing, in response to the Staff’s comment, the Company acknowledges that the broader industry-practice is to provide non-GAAP constant currency metrics based on the average exchange rates in effect for the comparable prior year period. The Company will revise its disclosures in future filings to reflect such practice by translating current period results in Euros to USD by using the currency conversion rate for the comparative period of the prior year.

The Company advises the Staff that, had the Company followed such practice in lieu of the Company’s historical constant currency practice, the Company would have used (i) an exchange rate of 1 Euro to 1.0535 USD when calculating constant currency metrics for the year ended December 31, 2023 (based on the average exchange rates for the year ended December 31, 2022), (ii) an exchange rate of 1 Euro to 1.0210 USD when calculating constant currency metrics for the fourth quarter of 2023 (based on the average exchange rates for the fourth quarter of 2022), (iii) an exchange rate of 1 Euro to 1.1835 USD when calculating constant currency metrics for the year ended December 31, 2022 (based on the average exchange rates for the year ended December 31, 2021), and (iv) an exchange rate of 1 Euro to 1.1439 USD when calculating constant currency metrics for the fourth quarter of 2022 (based on the average exchange rates for the fourth quarter of 2021).

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 45

4.	We note you separately present net revenue related to products, leasing and other. Please revise future filing to separately present cost of sales related to each revenue line item as required by Item 5-03(b)(2) of Regulation S-X.

The Company acknowledges the Staff’s comment and will revise its disclosures in future filings to separately present the cost of products sold and the costs of leased machines. The Company further advises the Staff that “Other Sales” is primarily comprised of the sale of tangible products, specifically, the Company’s Automation Product Solutions. The Company also includes an insignificant amount of revenue for accessories and services related to the Company’s Automated Product Solutions within “Other Sales.” Accordingly, consistent with Item 5-03(b) of Regulation S-X, the Company will separately present its revenues and cost of sales from the sale of tangible products and leased machines, and will no longer present an “Other Sales” line item.

Form 8-K filed March 11, 2024

Exhibit 99.1

Non-GAAP Financial Data, page 8

5.	We note your reconciliations of GAAP Statement of Income Data to Non-GAAP Constant Currency Statement of Income Data on pages 12-15 appear to represent non-GAAP income statements. Please explain to us why you believe these reconciliations are appropriate based on the guidance in Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it has considered the referenced guidance in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure and whether the reconciliations represent “non-GAAP income statements” that would give undue prominence to non-GAAP measures. The Company has also considered the application of Item 10(e) of Regulation S-K. The Company does not believe the referenced tables are inappropriate for the following reasons:

(1)	The reconciliations are not presented in a manner that results in their undue prominence relative to the corresponding GAAP financial measures. The referenced non-GAAP reconciliations included in the Form 8-K are preceded by the GAAP Unaudited Condensed Consolidated Statements of Operations, Unaudited Condensed Consolidated Balance Sheets and Unaudited Condensed Consolidated Statements of Cash Flows. In addition, each of the referenced non-GAAP reconciliations presents the GAAP metric in a clearly-identified “As Reported” column before a separate, clearly-identified “Constant Currency” column and a separate, clearly identified “Non-GAAP” column where the non-GAAP reconciliation is presented. In addition, the non-GAAP financial measure columns are not emphasized relative to the GAAP financial measures through the use of bold font, larger font or italicized font, or in any other intended manner.

(2)	Prior to the inclusion of the referenced reconciliations, the press release included in the Form 8-K includes a comprehensive explanation under a prominent, bolded heading entitled “Non-GAAP Financial Data” regarding the Company’s use of non-GAAP financial measures, including the constant currency data. The explanation advises readers that such non-GAAP metrics have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under GAAP. In particular, the explanation notes that EBITDA, constant currency EBITDA and constant currency AEBITDA should not be viewed as substitutes for, or superior to, net income (loss) prepared in accordance with GAAP as a measure of profitability or liquidity, and also provides information on other limitations inherent in the use of such metrics as analytical tools. The explanation also provides the basis for the inclusion of such non-GAAP metrics.

In addition to the inclusion of the explanation prior to the referenced reconciliation tables, the explanation is cross referenced at the beginning of the press release included in the Form 8-K and is also referenced in italicized text preceding each reconciliation table.

(3)	Each reconciliation table is preceded by a bold heading entitled “Non-GAAP Financial Data”.

(4)	The Company’s intent for including the tabular information was to provide a reconciliation of the included non-GAAP measures to the most directly comparable GAAP financial measures pursuant to the requirements of Item 10(e)(1)(i)(B) of Regulation S-K. The referenced data reconciles constant currency EBITDA and constant currency AEBITDA for each period presented to net (loss) income, which requires a reconciliation of the constant currency adjustments. The Company elected to include line item constant-currency information to more clearly and transparently convey the impact of the constant currency adjustments which it believes is consistent with the needs of analysts and investors.

When considered in light of the overall disclosure of information within the press release included in the Form 8-K, the Company believes the above referenced reconciliations comply with the requirements of Item 10(e) of Regulation S-K and Regulation G and that investors will not be left with the impression that such reconciliations have been presented in a manner so as to give them undue prominence.

However, in response to the Staff’s comment and in light of the Staff’s guidance in Question 102.10, the Company intends to revise its future materials furnished to or filed with the Commission, beginning with its earnings release for the year ended December 31, 2024 to present separate reconciliations for each non-GAAP metric presented.

* * *

The Company plans to incorporate the new disclosures noted throughout this response letter beginning with its earnings release for the fiscal year ended December 31, 2024, to be furnished on Form 8-K, and its Form 10-K for the fiscal year ended December 31, 2024.

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing, or if we may provide additional information.

Very truly yours,

/s/ William Drew

William Drew

Executive Vice President and Chief Financial Officer

Ranpak Holdings Corp.

cc: John B. Meade, Davis Polk & Wardwell LLP